CONSENT OF EXPERT

I have reviewed the Annual Report of Coral Gold Resources Ltd. on Form 20-F for the fiscal year ended January 31, 2006, which includes information derived from my technical reports on the Robertson Property dated January 15, 2004 and April 25, 2006, respectively entitled "Geological Report on the Robertson Property" and "Update of the Geological Report on the Robertson Property", and I concur that the information as set forth is an accurate summary of my reports. I further consent to the use in this Form 20-F of the reference to myself as an expert in the Annual Report.

Dated: July 28, 2006                                                                                             /s/ Robert T. McCusker
Robert T. McCusker, P.Geol